EXHIBIT 99.1

Yamana Gold Announces Publication of Material Issues Report

TORONTO, June 16, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) has published its 2019 Material Issues Report, which provides a detailed overview of the Company’s environmental, social, and governance (ESG) performance and economic contributions to the communities in which we operate.

ESG is an imperative to sustainable operations, a requirement of profitability for Yamana, and morally and ethically the right thing to do. At Yamana, we integrate ESG into all aspects of our business and every decision that we make. This is fundamental to our way of doing business and critical to earning the trust and respect of our host community and government partners.

Similar to previous years, our 2019 report presents our annual ESG performance metrics, with a focus on topics deemed to be material sustainability issues to our stakeholders, both at the corporate level and in the areas where we operate. In addition to this report, all aspects of sustainability are addressed in our GRI Index found on our website at www.yamana.com.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com